Filed by Teck Cominco Limited
This communication is filed pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: Inco Limited
Commission File Number: 333-134390
Date: July 31, 2006

Forward-Looking Statements

This presentation contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variation of such words and phrases or state that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Teck Cominco or Inco to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These forward-looking statements include estimates, forecasts, and statements as to management’s expectations concerning the company, including after its proposed acquisition of Inco, with respect to, among other things, the size and quality of the company’s development projects, mineral reserves and mineral resources, future trends, plans, strategies, objectives and expectations, including with respect to future operations, products, services and projects for the company, the proposed integration of management of the company and Inco, progress in development of mineral properties, future production, capital and mine production costs, demand and market outlook for commodities, future commodity prices and treatment and refining charges, the application of the company’s CESL technology in Inco’s operations, expected synergies and cost savings from the proposed acquisition of Inco, including the timing thereof, and the financial results, cash flows and operations of the company and Inco, including following the company’s proposed acquisition of Inco. These forward-looking statements involve numerous assumptions, risks and uncertainties and actual results may vary materially.

These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, interest rates, the supply and demand for, deliveries of, and the level and volatility of prices of nickel, cobalt, platinum group metals, zinc, copper, coal and gold and other primary metals and minerals as well as oil, natural gas and petroleum products produced by Teck Cominco and Inco, the timing of the receipt of regulatory and governmental approvals for Teck Cominco’s and Inco’s development projects and other operations, the availability of financing for Teck Cominco’s and Inco’s development projects on reasonable terms, Teck Cominco’s and Inco’s respective costs of production and their respective production and productivity levels, as well as those of their competitors, power prices, market competition, the accuracy of Teck Cominco’s and Inco’s reserve estimates (including, with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based, future commodity prices, production of commodities by the company, Inco and their respective competitors, the realization of synergies, transaction costs, and the future financial performance of the company and Inco. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to differ materially.

Factors that may cause actual results to vary include, but are not limited to: the Teck Cominco Class B subordinate voting shares issued in connection with the proposed acquisition may have a market value lower than expected, the businesses of Teck Cominco and Inco may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected, the expected combination benefits and synergies and cost savings from the Teck Cominco /Inco transaction may not be fully realized or not realized within the expected time frame, the possible delay in the completion of the steps required to be taken for the eventual combination of the two companies, including the possibility that approvals or clearances required to be obtained from regulatory and other agencies and bodies will not be obtained in a timely manner, business and economic conditions in the principal markets for the companies’ products, the

“Though CNW Group has used commercially reasonable efforts to produce this transcript, it does not represent or warrant that this transcript is error-free.  CNW Group will not be responsible for any direct, indirect, incidental, special, consequential, loss of profits or other damages or liabilities which may arise out of or result from any use made of this transcript or any error contained therein.”

« Bien que Groupe CNW ait fait tous les efforts possibles pour produire cet audioscript, la société ne peut affirmer ou garantir qu’il ne contient aucune erreur. Groupe CNW ne peut être tenue responsable de pertes ou profits, responsabilités ou dommages causés par ou découlant directement, indirectement, accidentellement ou corrélativement à l’utilisation de ce texte ou toute erreur qu’il contiendrait. »

supply, demand, and prices for metals to be produced, changes in commodity and power prices, changes in interest and currency exchange rates, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of materials and equipment, government action or delays in the receipt of government approvals, industrial disturbances or other job action, and unanticipated events related to health, safety and environmental matters), political risk, social unrest, changes in general economic conditions or conditions in the financial markets and other risk factors related to the mining and metals industry as detailed from time to time in Teck Cominco’s and Inco’s reports filed with the US Securities and Exchange Commission (“SEC”).

Certain of these risks are described in more detail in the annual information form of the company and in its public filings with the SEC. The company does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.

Important Notice

This presentation may be deemed to be solicitation material in respect of Teck Cominco’s proposed tender offer for the shares of Inco. On May 23, 2006, Teck Cominco filed the following documents with the Securities and Exchange Commission (“SEC”) in connection with its offer to purchase all of the outstanding common shares of Inco: (1) a Registration Statement on Form F-10 (containing an offer to purchase and a share take-over bid circular) and (2) a tender offer statement on Schedule T-O.

Investors and shareholders are urged to read the Registration Statement, the Schedule T-O and any other relevant documents filed or that will be filed with the SEC when they become available because they will contain important information about the tender offer. These documents will be available without charge on the SEC’s web site at www.sec.gov and may be obtained without charge from the SEC at telephone number 800-SEC-0330. Free copies of these documents can also be obtained by directing a request to Teck Cominco, 600-200 Burrard St. Vancouver British Columbia Canada, V6C 3L9, attention Corporate Secretary, by telephone to (604)687-1117, or by email to: info@teckcominco.com.

EVENT:	TECK COMINCO LIMITED SPECIAL
ANNOUNCEMENT CONFERENCE CALL
TIME:	08:30 E.T.
REFERENCE:	TECK COMINCO LIMITED-CC-073106
LENGTH:	APPROXIMATELY 31 MINUTES
DATE:	JULY 31, 2006

OPERATOR: Good morning, ladies and gentlemen.  Welcome to the Teck Cominco conference call.  At this point, I will turn the call over to Greg Waller, Director, Investor Relations.

GREG WALLER (Director, Investor Relations, Teck Cominco Limited):  Thank you, Operator.  Good morning, ladies and gentlemen, and thank you for joining us for our conference call this morning.

I’d like to remind you, we do have slides available for our presentation this morning on www.newswire.ca and www.Q1234.com.  And I’d like to turn the call over to our President and Chief Executive Officer, Don Lindsay.

DONALD LINDSAY (President and Chief Executive Officer, Teck Cominco Limited):  Thanks very much, Greg.  Good morning, and thank you for joining us.

First I will note that this presentation contains forward-looking information.  On screen is the multi-page disclaimer.  You should review this carefully, and for further information on risks and uncertainties, please refer to our annual information form and other filings, which are available on SEDAR and EDGAR.

Also please note that unless otherwise stated, the financial information presented here is in Canadian dollars.

We’re here to discuss our revised offer for Inco.  The announcement containing all of the details was released this morning and it will be posted on those websites.

Before commenting specifically on our new offer, I would like to take a moment to provide some perspective.  First, as you know, Teck Cominco has a long and distinguished history.  The company has been built by men and women whose core values continue to guide the company to this day and financial discipline is a very important part of those core values.  It is our responsibility to uphold these values while we strive to continue the company’s exceptional track record.

Our decision to bid for Inco was the culmination of a well-conceived step toward that goal.  This step was motivated first by our considered view of the relative attractiveness of the nickel market’s fundamentals; and so far, this has proven to be correct.  Next, we looked for the best entry point to the nickel business and resources and reserves were key to that decision.  Only subsequently did we focus on the opportunity that the equity market presented in the spring when it became clear that the Inco-Falconbridge deal was not going to proceed on its proposed terms.

We firmly believe that Inco shareholders will find the opportunity we are offering them to be very compelling.  We will be meeting with a large number of them over the next couple of weeks to continue our discussions.  If in the end, however, Inco shareholders should choose a different direction, we will respect their choice and wish them well.  But then we’ll quickly move on to the many other interesting opportunities that have been waiting for our undivided attention.

Now to our announcement of this morning.

As you know, the headline value of the offer for Inco we announced on May 8th was 78.50 per share.  Assuming full pro ration, that offer included $28 Canadian per share in cash with the balance in Teck Cominco “B” shares.

Since then, Phelps Dodge announced its initial offer on June 26th which it then revised on July 16th.  The implied value of each offer at the time it was announced was just over $80 Canadian per Inco share.

At Inco’s closing price last Friday, it is pretty apparent that there is a lot of speculation built into the Inco stock price which we don’t believe is justified.  However, we are confident that the continued strong metal prices in the near term will enhance cash flows and that has provided us with an opportunity to restructure our offer.

We recognize the fact that cash is highly desirable in these transactions and we also want to conserve our shareholders’ very valuable currency and this is a very, very important point.  We want to conserve our shareholders’ very valuable currency and that is the Teck Cominco shares.  And therefore, we have re-balanced the mix of cash and shares.

Our new offer of 82.50 will now include $40 Canadian per share in cash, or $12 more than the original offer.  Consequently, the maximum number of shares we would be issuing has decreased. Again, this is very important.  The maximum number of shares we would be issuing has decreased to approximately 132 million shares, or nearly 11 million less than in our original offer.  As we announced on July 21st, the closing date for this offer will be August 16th.

By structuring our offer in this way, we believe that it is clearly superior to the Phelps Dodge offer on the three most important points that Inco shareholders will consider.  And those three points are value, timing and certainty.

First, on value, for both the short and long term.

The $40 cash component of our offer is nearly twice the amount of cash in the Phelps Dodge’s offer.  And then for the long term, Teck Cominco’s shares represent terrific value, and I’ll speak to that a little later.  But suffice it to say that most analysts apparently agree because their share price targets for us are predominantly in the $90 to $100 range.

Second, on timing.  Our closing will be August 16th.

Phelps Dodge has yet to announce a closing date, but it could be well into October.  Inco as well has not yet set a date for its shareholder meeting, and it needs two-thirds approval for the merger to proceed.

Third, certainty.  We have received all required approvals.

Phelps Dodge still requires:  Investment Canada approval and it also requires approval from its own shareholders, and it’s no secret that a number of significant shareholders clearly don’t like the deal.

The additional cash will enable Inco’s shareholders to immediately capitalize on a significant portion of the value in our offer, if they so choose.  However, the value they will receive by holding their shares in Teck Cominco is the ability to participate in an exceptional new company.  Our existing shareholders recognize this value very well.  And so we have deliberately reduced the share component of our offer to preserve value for existing as well as new shareholders.

We know that it is our responsibility to make sure that investors understand the true value of Teck Cominco.  Following the acquisition of Inco, growth in shareholder value will be driven by our ability to maximize returns from sustainable, market-leading positions in nickel, zinc and metallurgical coal and important contributions from several other metals, including our exciting new oil sands business.

Our longstanding diversification strategy means we are able to act on the broadest possible range of opportunities and this will ensure that our shareholders benefit from that well-communicated strategy.  This is not new.  We have been committed to diversification for a long time.  And this is very different from the longstanding Phelps Dodge strategy of the pure play.

The combination of Phelps Dodge, dominated by copper, with Inco, dominated by nickel, would bring together two very highly correlated metals.  Since 1996, the nickel-copper correlation is about 0.8 while the zinc-nickel correlation is only 0.35.  High correlation translates into higher risk and far more volatile earnings and cash flow.

Generally, the broader the range of commodity exposure in a portfolio, the less correlation there is between the pricing of the products.  This translates into more stable earnings and cash flow.  Not only does the equity market reward more predictable results, but banks, ratings agencies and the bond market are far more comfortable and supportive.

Beyond our diversification strategy, the key to assessing the underlying value of our shares is an understanding of our asset base.  We think of our company as a collection of three groups of assets:  First, our operating assets, which consist of our zinc, copper and coal mines, plus our refinery and specialty metals business.  Second, our financial assets which include cash, marketable securities and, for this purpose, our gold portfolio.  And third, our growth assets, which comprise our oil sands interests, an exciting array of longer-term growth projects, plus our relationships with 55 junior exploration companies.

I’d now like to provide some detail on each category.

First, on the operating assets.  We recently announced our second quarter results and I think they helped to make the point that the market has been underestimating the earnings power of this company.

Our net earnings over the last 12 months to June 30th was about $2 billion, and these were generated, these earnings were generated at the prices shown here in the first column.  The second column shows the year-to-date prices; and the third column shows current prices.  Zinc this morning was $1.53.  Even at the year-to-date average prices, we will earn substantially more in the future than the last 12 months, the $2 billion.

The slide shows earnings sensitivity.  For every $0.01 increase in the price of zinc, our net earnings increased by $10 million.  That’s bottom line net earnings after tax.  The current price, as you can see, is more than $0.50 higher than over the last 12 months.  We’ll leave the arithmetic to you.

I need to emphasize here though, that there is seasonality in our quarterly earnings due to the short shipping window from the Red Dog Mine.  The first six months is typically the weaker half of the year for us.  As usual, we will sell more than twice the tonnage of zinc from Red Dog from July to December than we did in the first half of this year.  Twice as much zinc in the second half than the first half.

So when you look at these operating assets, when you look at this operating company alone, without any of the cash or any of the financial assets, if we gave away all the cash, gave away the Inco shares, gave away the gold business, you would still find that the operating company is very conservatively leveraged with a debt-to-debt-plus-equity ratio of 22 per cent, which is far lower than many of our peers.

But we didn’t give away those assets, so let’s have a look at the assets we think of as our financial assets.  Teck Cominco, as you know, has a very strong balance sheet.  We had 3.6 billion in cash and short-term investments at the end of June, and another 850 million in marketable securities at the end of December, which was our last public disclosure date.  I can tell you that the book value was higher in June than it was in December.  So this combination equates to more than $20 per share.

We also have considerable value in our gold assets, which we believe is largely overlooked by the market.  Today, we have five principal properties, and we are the operator or joint operator at all five.  Two are already in production, one we are fast-tracking the feasibility on and there are two more that are in the advanced exploration stage.

As we have told the market, we will be taking steps over the next several months to demonstrate that real value of this portfolio.  If you were to apply typical gold market multiples to our production, reserves, resources and upside potential, the market valuation you arrived at would put this business squarely in the ranks of mid-tier North American gold producers.

So if you were to factor out the value of the financial assets, including the gold, you would then see that our operating assets, the ones that generated the 2 billion of earnings over the past year, are trading at around four times the trailing price-earnings multiple. If you then do the sensitivity calculations, you’d find that the multiple is even less.

So now to highlight our growth potential, let’s look at Teck Cominco’s growth pipeline.  As you can see on this chart, it cuts across several commodities, from zinc to oil sands.  It also provides a well-sequenced fit with Inco’s growth assets.

We also expect to see the new Teck Cominco continue its long-term record of exploration success.  In addition to our own exploration team’s efforts, we currently have relationships in place with 55 junior exploration-focused firms, and this is an important part of our feeder network for new-mine development.

And finally, I would like to highlight the recently announced increase in Teck Cominco’s regular dividend, from $0.80 to $2 per share.  At this rate, our dividend yield is clearly the highest among this group. I think this is a very important factor in volatile commodity markets.

In closing, I would like to provide one last, very important perspective.  With two competing offers outstanding and frenetic rumours that more could be coming, there should be no doubt that Inco’s current share price reflects far more than its underlying value.  Inco does have a very attractive portfolio of assets, but several of them face significant challenges.  For example at Goro, there are the challenges of capital costs and permitting; at Voisey’s Bay, there are challenges with the hydromet technology; and at Thompson, there are environmental challenges in terms of sulphur emission controls.

For evidence of the takeover premiums already reflected in Inco’s current market value, one only has to look at where it is trading relative to the broader peer group.  There it is, far above anyone in the group on all relevant metrics and at least 30 per cent above the peer group averages.

Further evidence is provided by Inco’s share price performance relative to their peer group since we announced our original offer on May 8th.   There’s Inco, up over 32 per cent, while the “Big 3” — BHP, Rio and Anglo, all very fine companies — are down on average over 12 per cent. Yes, the nickel price is up sharply over this period, but an index of primary nickel companies, including Norilsk, is down nearly 3 per cent.

So it’s clear to us that without the artificial support provided by the two takeover offers, and assuming Inco’s share price had performed in line with its peers, it would likely only be in the low 60’s, at best.

My point in this is pretty straightforward.  The market has run wild on speculation about a possible bidding war for Inco.  And who knows, stranger things have happened.  But we will not be drawn into that.

Our revised offer represents our view of Inco’s full value to Teck Cominco and our shareholders.  And as chart 25 shows, Teck’s offer for Inco compares favourably to recent precedent transactions.  In fact, the multiples are higher than the Xstrata-Falconbridge bid.  So clearly, we think there’s a full premium in there and we are paying a full price for the growth that is within Inco.

This offer will close on August 16.  It is a good, clean offer subject only to less than 62 per cent of Inco’s shareholders, other than ourselves,  tendering to this offer.

The current Phelps Dodge bid, however, has several approvals to go.

First, two-thirds of Inco shareholders other than us would need to vote in favour of that transaction.  And, yes, you can assume that we will be voting against it.  And there still has not been a date set for that vote, which means it probably won’t take place until early September.

Second, Phelps Dodge shareholders would then also need to vote in favour, but that vote date hasn’t yet been set either.

And third, on top of all this uncertainty is Investment Canada.  That review process could force the whole schedule out to October, and this in a very volatile commodity price environment.

So, as we see it, Inco shareholders can, and should, tender into our fully-valued offer on August 16th.  Or they can sit back and wait to see whether that long list of conditions in the Phelps Dodge offer is ever met.

Should our offer expire and Phelps Dodge’s offer not materialize, and none of their rumoured suitors show up, then Inco’s shareholders could see the value of their investment plummet.

In summary, we offer investors excellent value with tremendous upside potential.  It’s here, it’s real and it’s now.

Now, I’d be pleased to take any questions.

OPERATOR:  To ask a question, please return to your handset if possible and press 01.  To exit the question queue, press the # sign.  If you have any questions, please press 01 now.

OPERATOR:  Our first question is from GMP Securities. David Charles, go ahead.

DAVID CHARLES: Yes, good morning.  You have mentioned in the past that you intend to be very disciplined in your approach to your acquisition of Inco.  You know, you’ve also said that you’re not interested in getting involved in a bidding war.  I’m just wondering, you know, I know you’re not going to tell me this, but you know, how would you actually put that into a financial number? In other words, if some were to come in and offer $85 a share or $90 a share, how would Teck Cominco respond to that situation?

DONALD LINDSAY: Actually, I think you’ve already seen an example of our response.  The market was at $86 plus on Friday and our bid is at $82.50.  That’s what we think is a full and fair offer and we think that that price makes good sense for Teck Cominco’s shareholders, so that’s where we’ve come in.  So I think that’s an example of what you’re talking about.

DAVID CHARLES:  Excellent.  That’s what I wanted to hear.  Thank you.  Bye.

OPERATOR:  Next, we have a question from I believe it’s Terence Ortslan, from TSO & Associates.  Please go ahead.

TERENCE ORTSLAN: Thanks. Terry Ortslan, good morning. Don, did you have any more discussions or meetings with Inco management in the medium term?

DONALD LINDSAY:  We haven’t had any discussions with Inco management, but we would certainly be open to do so.

TERENCE ORTSLAN: Okay, and what about on the Xstrata side, given the fact that we all know, no matter how this thing shapes out, without the synergies of Sudbury in our operations, the nickel business, this deal is not ideal in terms of nickel, correct?  So what’s your expectations on that?

DONALD LINDSAY: Well, we wouldn’t really share your view.  We think that the Sudbury operations can be run as a one-mine operation.  A similar phrase I think was used during the Inco-Falconbridge presentations.  We support that.  We’ve heard that Xstrata supports that as well. While we haven’t had any discussions with Xstrata, I did send Mick Davis a congratulations note and we would hope that we’d be able to operate that as one joint venture if we are successful.  We think that makes sense for the Sudbury region.  I think that the people in Sudbury think so as well.

So I think that’s become a fairly consistent view with most of the parties involved, ranging from the E.U. to the parties you’ve just mentioned. So I think that Sudbury has a tremendous future. We think of it as a real-growth area and we’d be very excited to be involved.

TERENCE ORTSLAN: What is your main concern about Goro, Don?

DONALD LINDSAY: Well, Goro is a tremendous project and a long-life asset will be very low cost.  The issue is how much and when.  But ultimately, when it’s in production, I think it’ll be a tremendous asset. So “concern” would be too strong a word, I think.  You know, it has been delayed and capital costs are higher than originally expected.  That is happening with a number of projects around the world, I should say.  So we think Goro is a pretty good asset.

TERENCE ORTSLAN: So in your bid or the valuation on the model, Goro numbers are showing up as Inco numbers in terms of dates and numbers, or is it any different?

DONALD LINDSAY: No, they are different and they have been different from the beginning and I don’t think we’ll share the details of that in this call, but you can assume that we took a conservative approach.

TERENCE ORTSLAN: For time, and the dollar?

DONALD LINDSAY: Yes.

TERENCE ORTSLAN: Thank you very much.

OPERATOR:  Next is a question from Onno Rutten, from Scotia Capital.  Please go ahead.

ONNO RUTTEN: Yes, good morning, Don.  In settling on your new revised equity and cash components of the bids, could you elaborate a bit on how earnings accretion, cash flow accretion and NAV valuations shape up in your financial modelling?

DONALD LINDSAY: Yes, one of the factors that was really important to us was to reduce the number of shares because we think our shares should be valued much more higher than they have been so far.  We saw some research reports earlier from one of your competitors, a very highly respected analyst who suggested that we should actually raise the number of shares being issued at a price of I think something like $88 and that it would still be very accretive. We chose in fact to not bid anywhere near that range, to bid lower and to reduce the number of shares being issued.

So you can assume that it’s even more accretive than what was published in that research report.  So I think that would be how we view it.

ONNO RUTTEN: Okay, and one last question.  Should we consider this your best and final offer? …

DONALD LINDSAY: I can say that it’s a very full offer, a very fair offer and that we will only do what makes sense for Teck Cominco’s shareholders.  This makes sense for Teck Cominco shareholders.  I’m not sure that much else would.

ONNO RUTTEN:  Okay, thank you.

OPERATOR:  Greg Barnes, with TD Securities. Go ahead, please.

GREG BARNES: Yes, thank you.  Don, could you give us some idea what the proforma balance sheet of the new Teck Cominco would look like based on the (inaudible) of what you did, total cap ratio would look like?

DONALD LINDSAY: Well, with me is our CFO, Ron Milos, and I’ll ask him to answer that one.

RON MILOS (Chief Financial Officer, Teck Cominco Limited):  The proforma financials will not look substantially different than the proformas that were in the May 23rd circular Greg.  Suffice it to say the debt levels will go up about 2.7 to 3 billion dollars.  That would be the key change.

GREG BARNES: They would go up by 2.7 to 3 billion?

RON MILOS: That’s right.

GREG BARNES: Okay, thank you.

OPERATOR: Kerry Smith, with Haywood Securities, Please go ahead.

KERRY SMITH: Thanks, Operator. Good morning, Don.

DONALD LINDSAY: Good morning.

KERRY SMITH: Just a question strategically.  If the Inco shareholders were interested in tendering to your bid only if you were to collapse the dual share structure, what would you do?  Would you still do what you said previously that you have no interest in doing that?

DONALD LINDSAY: That’s right.

KERRY SMITH: Okay.

DONALD LINDSAY: One of the issues we found is, as we’ve interviewed and had discussions with large institutional shareholders and we’ve met with over 150 of them now, that a much bigger issue was the New York listing. Once people got to know Teck Cominco better, that New York listing really became the focus.

The dual class structure really revolves around two issues. One is performance and the other is governance. On performance, it’s pretty clear that the “B” shares have outperformed the one-share, one-vote Inco shares or the one-share, one-vote Phelps Dodge shares over the long term; and as more and more investors became aware of that and comfortable with that, they really focused on the New York listing which we now have.

And so we’ll be leaving the bid structure as it is.

KERRY SMITH: Okay, thanks very much.

OPERATOR:  As a reminder, if there are any further questions, please return to your handset and press 01 now.  I’m sorry, I have a question from Brad Scott, with Citigroup. Please go ahead.

BRAD SCOTT: Good morning, Don.  I missed the start of the call, so I’m sorry if you’ve mentioned this already. You have often talked about the commitment to the mid-BBB rating and you said the balance sheet does look a lot different.  Is that still the case?

DONALD LINDSAY: I think we’ve talked about the commitment to investment grade and we are still committed to investment grade and believe that this is very strongly investment grade.

BRAD SCOTT: I think previously you had said you’re committed to the mid-BBB.  It’s a little bit of a difference.

DONALD LINDSAY: It’s a little bit of a difference but we would like to retain BBB-mid if we could.  If we end up without having BBB-mid, we will do what we can as fast as we can to get back there.

BRAD SCOTT: Okay, thank you.

OPERATOR:  We have another question from Kerry Smith, with Haywood Securities.  Go ahead.

KERRY SMITH: Thanks, Operator. Don, just one other question on (inaudible) integrate through joint venture the Sudbury district.  How do you handle the union issues, just in general terms, if you can give me an idea as to how you think you handle that and how long it takes to implement a JV structure which would actually work in the context of two large unions like that?

DONALD LINDSAY: Well, if I’ll just start with the Steelworkers Union.  As you know, they’ve made some strong statements supporting us in public and I will be having dinner with the leadership of the union again this week.  So the relationship there, the working relationship there is quite strong and I think that we’d be able to work through any issues there.

We haven’t been working with the CAW before, but the one thing I’d point out is that when we put Elk Valley together, there were six operations there and there was different union representation and we managed to work through those issues just fine.  So I think we’d be able to get something done in Sudbury.

KERRY SMITH:  Okay, thank you.

OPERATOR: Jason Dull(phon), with ASP Advisors.  Go ahead.

JASON DULL: Yes, sorry, I also missed the beginning of the call.  On a separate topic, would you have any interest in obviously Barrick has kind of put NovaGold in play.  Would you have any interest in looking at those assets?

DONALD LINDSAY: That is a separate topic.  We are certainly following that transaction with interest and the assets involved have been followed by our team for quite some time.  We’re very knowledgeable about it.  Clearly, we’re focused on something else right now, so whether we get involved in that or not, it’s hard to say.  I wouldn’t rule it out, but likewise, I could say we’re not focused on it at the moment.

JASON DULL: Thank you.

OPERATOR:  The final question in the queue at this point is Stephen Kibsey, with CDP.  Please go ahead.

STEPHEN KIBSEY: Hi, Don. Just to be a little bit more precise on the debt-to-total-cap ratio proforma, could you give us a percentage number on that?

DONALD LINDSAY: Ron Milos will answer.

RON MILOS:  We’d expect it would go up probably 28-30-per-cent range.

STEPHEN KIBSEY: Okay, thank you.

OPERATOR: Once again, if there are any further questions, please press 01 now.

DONALD LINDSAY: The only thing I would add there, Stephen, is that it depends on which date you’re looking at.  We’ve done a number of different proformas with different closing dates and then the year-end in 06.  And as you might be aware, I’m sure you’re aware, the last two quarters of free cash flow for Teck Cominco when we were selling twice as much zinc as in the first half is really quite substantial. That combined with current nickel prices, mean that that ratio changes very, very quickly.

So we have a number of different scenarios that we run on that one.

OPERATOR: Orest Wowkodaw, I hope I got your name right, from Canaccord Adams, please go ahead.

OREST WOWKODAW: Yes, good morning.  I’m wondering if you could give us any update on what you expect in synergies with Inco and what you’ve assumed to pull out of a joint venture in Sudbury.

DONALD LINDSAY: Well, we haven’t changed any numbers on that though.  We remain optimistic that the numbers could be larger. What we published last time when we were counting on $150 million of synergies in the first year, of which about half would come from the Sudbury area.  I’ve since seen new estimates of what could be done from some of the other parties and we’ve always stated that we’re very pleased to see synergy numbers from others that are higher because it means that whoever owns the assets has a chance of attaining those synergies.

So we’ve taken the conservative number in valuing the transaction but we would hope for more.

OREST WOWKODAW: Thanks very much.

OPERATOR: There are no other questions in the queue right now.

DONALD LINDSAY:  Okay, well, if there are no other questions, we’d like to thank you very much for listening this morning and we look forward to your support.  Thank you.

OPERATOR:  This concludes the Teck Cominco conference call.  Thank you from Telus.

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